Filed by Atlas Crest Investment Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Atlas Crest Investment Corp.

Commission File No. 001-39668

Date: March 3, 2021

Fox News Interview: Transcript

Corporate Participants:

Adam Goldstein, Co-Founder and Co-CEO of Archer Aviation Inc.

The following is a transcript of a Fox News interview

Speaker
Interviewer

On a similar note, let’s bring in our Archer Aviation. They planning to launch their network of flying taxis. They are going to launch in Los Angeles by 2024. Adam Goldstein is the co-CEO of Archer. He's been on the show before and he joins us again. because I am fascinated by this. You will confirm for me that you are taking off your air taxis, by 2024 in Los Angeles, is that right? You're going to do this?

Adam

Yeah, that's right. Thanks for having me back on the show. It's great to be here. Archer is building electric aircraft, and they are vertical takeoff and landing, traveling 150 miles per hour up to 60 miles. And we're currently in the certification process, right now, with the FAA. And our target to get through that certification process, is 2024. So this is technology that has been worked on for over a decade now. This is not new technology. And in fact, we are moving out of really that R&D phase and moving more into the really commercialization phase. So, you know if you think about Tesla, you're really going from T0 and the AC propulsion days to Tesla phase where they really took a technology that had been worked on for over a decade and really commercialized it. You're seeing a lot of the same thing happen here. In order for Archer to get to market, there’s actually no new technology that needs to be invented.

Interviewer

Adam, can you give me any idea of the price that you would charge on say a 100 mile trip? I'm thinking that you go from LA to San Diego, not quite sure the distance, but if you were flying that route, what would be your charge?

Adam

Yeah, so, these vehicles will be used for urban air mobility. So, think less than 100 miles, that's your typical type of route. So, think like LAX to maybe Malibu or LAX to maybe to Beverly Hills. Trips that would typically take you something like 60 minutes or as much as 90 minutes on the ground. Right. So those are the types of trips that would be, we would be really flying. And so we will be charging something similar to Uber X type prices, so three to four dollars per passenger mile. So if you think of a trip like Manhattan to JFK that will be between $60 and $70 in an Uber X and that would cost us something similar in an Archer vehicle as well.

So, there's really been this big step change in technology that's taken place and when you go electric it really allows you to remove significant amount of parts, simplifies the vehicle, reduces your maintenance cost, reduces your fuel cost and all of a sudden you have vehicles now that are luxury products but affordable to the mass-market. Again, no new technology has to be invented at this point.

Interviewer	I think it is fantastic. Adam, thank you very much for joining us from Archer Aviation. We really appreciate it. Come back again soon. I'm all ears for this one. Thanks, Adam Goldstein.
THE END.

Additional Information

In connection with the proposed business combination between Atlas Crest Investment Corp. (“Atlas”) and Archer Aviation Inc. (“Archer”) (the “Business Combination”), Atlas intends to file with the U.S. Securities and Exchange Commission’s (“SEC”) a Registration Statement on Form S-4 (the “Registration Statement”), which will include a preliminary prospectus and preliminary proxy statement. Atlas will mail a definitive proxy statement/final prospectus and other relevant documents to its shareholders. This communication is not a substitute for the Registration Statement, the definitive proxy statement/final prospectus or any other document that Atlas will send to its shareholders in connection with the Business Combination. Investors and security holders of Atlas are advised to read, when available, the proxy statement/prospectus in connection with Atlas’ solicitation of proxies for its extraordinary general meeting of shareholders to be held to approve the Business Combination (and related matters) because the proxy statement/prospectus will contain important information about the Business Combination and the parties to the Business Combination. The definitive proxy statement/final prospectus will be mailed to shareholders of Atlas as of a record date to be established for voting on the Business Combination. Shareholders will also be able to obtain copies of the proxy statement/prospectus, without charge, once available, at the SEC’s website at www.sec.gov or by directing a request to: 399 Park Avenue New York, New York 10022.

Participants in the Solicitation

Atlas, Archer and their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Atlas’s shareholders in connection with the Business Combination. Investors and security holders may obtain more detailed information regarding the names and interests in the Business Combination of Atlas’ directors and officers in Atlas’ filings with the SEC, including the Registration Statement to be filed with the SEC by Atlas, which will include the proxy statement of Atlas for the Business Combination, and such information and names of Archer’s directors and executive officers will also be in the Registration Statement to be filed with the SEC by Atlas, which will include the proxy statement of Atlas for the Business Combination.

Forward Looking Statements

Certain statements made herein are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under The Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding future events, the Business Combination between Atlas and Archer, the estimated or anticipated future results and benefits of the combined company following the Business Combination, including the likelihood and ability of the parties to successfully consummate the Business Combination, future opportunities for the combined company, and other statements that are not historical facts. These statements are based on the current expectations of Atlas’ management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on, by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Atlas and Archer. These statements are subject to a number of risks and uncertainties regarding Atlas’ businesses and the Business Combination, and actual results may differ materially. These risks and uncertainties include, but are not limited to, the early stage nature of Archer’s business and its past and projected future losses; Archer’s ability to manufacture and deliver aircraft and its impact on the risk of investment; Archer’s dependence on United Airlines for its current aircraft orders and development process, and the risk that United Airlines cancels its contracts with Archer; risks relating to the uncertainty of the projections included in the model; the effectiveness of Archer’s marketing and growth strategies, including its ability to effectively market air transportation as a substitute for conventional methods of transportation; Archer’s ability to compete in the competitive urban air mobility and eVTOL industries; Archer’s ability to obtain expected or required certifications, licenses, approvals, and authorizations from transportation authorities; Archer’s ability to achieve its business milestones and launch products on anticipated timelines; Archer’s dependence on suppliers and service partners for the parts and components in its aircraft; Archer’s ability to develop commercial-scale manufacturing capabilities; regulatory requirements and other obstacles outside Archer’s control that slow market adoption of electric aircraft, such as Archer’s inability to obtain and maintain adequate facilities and Vertiport infrastructure; Archer’s ability to and hire, train and retain qualified personnel; risks related to Archer’s Aerial Ride Sharing Business operating in densely populated metropolitan areas and heavily regulated airports; adverse publicity from accidents involving aircraft, helicopters or lithium-ion battery cells; the impact of labor and union activities on Archer’s work force; losses resulting from indexed price escalation clauses in purchase orders and cost overruns; regulatory risks related to evolving laws and regulations in Archer’s industries; the inability of the parties to successfully or timely consummate the proposed business combination, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed business combination or that the approval of the stockholders of Atlas Crest or Archer is not obtained; a decline in our securities following the business combination if it fails to meet the expectations of investors or securities analysts; our inability to protect our intellectual property rights from unauthorized use by third parties; our need for and the availability of additional capital; cybersecurity risks; the dual class structure of our common stock, which will limit other investors’ ability to influence corporate matters; the amount of redemption requests made by Atlas Crest’s public stockholders; the ability of Atlas Crest or the combined company to issue equity or equity-linked securities in connection with the proposed business combination or in the future, and those factors discussed in Atlas Crest’s final prospectus filed on October 29, 2020, under the heading “Risk Factors,” and other documents of Atlas Crest filed, or to be filed, with the SEC.  If any of these risks materialize or if assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that Atlas presently does not know or that Atlas currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements provide Atlas’ expectations, plans or forecasts of future events and views as of the date of this communication. Atlas anticipates that subsequent events and developments will cause Atlas’ assessments to change. However, while Atlas may elect to update these forward-looking statements at some point in the future, Atlas specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing Atlas’ assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Disclaimer

This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the Business Combination or otherwise, nor shall there be any sale, issuance or transfer or securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.